File Pursuant to Rule 433
Free Writing Prospectus dated September 2, 2014
Registration No. 333-198517

AERCAP HOLDINGS N.V.
FREE WRITING PROSPECTUS

This free writing prospectus should be read together with the preliminary prospectus supplement dated September 2, 2014 (the “Preliminary Prospectus Supplement”), relating to the offering (the “Offering”) by Waha AC Coöperatief U.A. (“Waha”) of 14,923,306 of its ordinary shares of AerCap Holdings N.V. (the “Company”) in connection with the Company’s registration statement on Form F-3, which became automatically effective on September 2, 2014 (File No. 333-198517). The following information supplements and updates the information contained in the Preliminary Prospectus Supplement.

On September 3, 2014, in connection with the Offering, Waha issued a press release announcing that it has entered into a hedging transaction on 14,923,306 of the Company’s ordinary shares that it holds. Excerpts from the press release are attached hereto as Annex A.

The Company has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement), with the SEC for the Offering to which this communication relates. This communication is being used in connection with the Offering.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and the other documents and information that the Company has filed with the SEC incorporated by reference therein for more complete information about the Company and the Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Annex A

Waha Capital enters into a hedging transaction and
 raises funding on half of its investment in AerCap

-	Locks in the value on half of its AerCap shareholding at $42.39 per share, which is higher than its carrying value, with full participation in future upside up to a cap of $61.23 per share
-	provides [Waha] funding of $575 million

Abu Dhabi, 3 September 2014 -- Waha Capital has entered into a hedging transaction on half of its shares (c. 14.9 million) in New York-listed AerCap Holdings N.V. (“AerCap”), the world’s largest independent aircraft leasing company.

Through the transaction, Waha Capital has effectively locked in the value of these shares at a minimum price of $42.39 per share, up to a cap of $61.23 per share, subject to certain adjustments. AerCap’s share price closed at $49.17 on 2 September 2014.

The transaction provides [Waha] additional funding of $575 million.

In May, AerCap completed the acquisition of International Lease Finance Corporation ("ILFC") from American International Group, Inc. ("AIG"). The combined entity is now the largest independent aircraft leasing company in the world, with an owned and managed fleet of over 1,300 aircraft and total assets of approximately $44 billion.  After the hedging transaction, Waha Capital will retain an economic shareholding of approximately 14.1% in the combined, larger company.

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